CIBC MELLON TRUST COMPANY

March 31, 2005

Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Alberta Securities Commission
Saskatchewan Financial Services Commission Securities Division
The Manitoba Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Ontario Securities Commission
British Columbia Securities Commission
Registrar of Securities Prince Edward Island
Autorité des marchés financiers
Government of the Northwest Territories
Government of Yukon
Government of Nunavut
The Toronto Stock Exchange

Securities Exchange Commission

Philippine Stock Exchange, Inc.

Philippine Securities and Exchange Commission

Dear Sirs:

RE: SUN LIFE FINANCIAL INC.

The following items were sent by prepaid mail or made available by electronic communication to registered shareholders and to share account holders of the above-mentioned Company between March 29 and March 31, 2005:

  Form of Proxy
  Notice of Annual Meeting of Common Shareholders and Management Information Circular
  Annual Report for the Fiscal Year Ended December 31, 2004
  Request for Financial Statements Card
  Proxy Return Envelope
  Letter to Share Account Holders

We have not mailed material to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure documents are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly,

CIBC MELLON TRUST COMPANY

Michael Lee

Associate Manager, Insurance Company Services
Direct Dial: (416) 643-6176

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks